Exhibit 99.6

Press Release

Russia: Total Opens its New State-of-the-art Lubricants Oil Blending and Production Plant

Moscow, October 15, 2018 - Total has inaugurated its new state-of-the-art lubricants oil blending plant, strategically located in the Kaluga region of the Russian Federation. The grand opening ceremony took place today, October 15th, in the presence of Anatoly Artamonov, Governor of the Kaluga Region, and Patrick Pouyanné, Chairman and CEO of Total.

This blending and production plant will allow Total to localize the production of its top-tier lubricants for the Russian market. With an investment equivalent to $ 50 million, this facility has been designed to produce initially 40,000 tons of automotive and industrial lubricants per year, with a scale-up option to bring this capacity up to 70,000 tons per year.

The plant is equipped with a fully automated blending system and ultramodern filling lines. Covering an area of 7 hectares of the Vorsino industrial park in the Kaluga Region, this facility opens less than two years after the start of construction. Its operations are creating 50 new working positions onsite.

"As illustrated by our commitment to major LNG projects in the Arctic, Russia has become a key country for Total. In addition to our upstream activities, Russia is also one of the highest priority development markets for our Marketing & Services and downstream products, especially lubricants" underlined Patrick Pouyanné, Chairman and CEO of Total. " With this production & blending facility opening in Kaluga today, we are showing our strong dedication to our Russian customers. This new plant will strengthen our position in the Russian and Central Asian markets. It is fully in line with our strategy to grow profitability in developing markets and contribute strongly to the Group’s financial performance.”

"The opening of Total factory once again confirms the economic and investment attractiveness of the Kaluga region for international partners.” commented Anatoly Artamonov, Governor of the Kaluga region. “We aspire to provide the best conditions for companies which understand the importance of production localization in Russia, develop the import substitution policy and take care about the environment by creating ecologically safe production plants. The Government of the region is ready to support them in such important and long-term projects".

A full range of locally-produced Lubricants, tailored for the Russian market and beyond

2018 marks the 10th anniversary of Total Vostok's operations in Russia. With the launch of this local production unit, Total Vostok, subsidiary in Russia of the Marketing & Services Division of Total, plans to become one of the top leaders in the segment of premium automotive and industrial lubricants in the Russian market, and a major player among competitors established locally.

This new plant will produce the entire range of Total and Elf lubricants products including:

·         “Total Quartz” for passenger cars,

·         “Total Rubia” for commercial vehicles,

·         a full range of industrial oils,

·         the “Fuel Economy” lubricants line, which allows both commercial and passenger vehicles as well as off-road vehicles to significantly reduce their fuel consumption.

In addition to the Russian market, Total Vostok also plans to ship products to a number of countries in Central Asia and to Belarus. With the start of this local production, consumer companies in the region will benefit from several advantages: a reduced dependence on imports, a significant decrease in both production and delivery times and an optimization of logistics and storage costs for the final products.

About Total Vostok

Total Vostok , subsidiary of the Marketing & Services Division of Total, is supplying automotive lubricants of Total and Elf brands, a wide range of industrial lubricants, as well as special fluids, fuel additives and special fuels to the Russian market. In addition to the extensive distribution network, stretching from Kaliningrad to Vladivostok, Total Vostok has branches in Moscow, St. Petersburg, Rostov-on-Don, Yekaterinburg and Kazan. www.total-lub.ru

About Total Lubricants

Total Lubricants is a leading global manufacturer and marketer of engine oils and lubricants. It has 35 production plants worldwide and more than 5,800 employees in more than 100 countries. Total Lubrifiants offers innovative, efficient and environmentally responsible products and services developed by more than 130 researchers at its R&D center. Total Lubricants is a partner of choice for the automotive, industrial and marine markets.

lubricants.total.com  elf.com

About the Marketing & Services Division of Total

The Marketing & Services Division of Total develops and markets products primarily derived from crude oil, along with all of the associated services. Its 31,000 employees are present in 110 countries and its products and services offers are sold in 150 countries. Every day, Total Marketing & Services serves more than 8 million customers in its network of over 16,000 service stations in 65 countries. As the world’s fourth largest distributor of lubricants and the leading distributor of petroleum products in Africa, Total Marketing & Services operates more than 50 production sites worldwide where it manufactures lubricants, bitumen, additives, special fuels and fluids that sustain its growth.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company and a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Total Vostok - Press office

Marina Varlamova l +7 (915) 249-98- 94 l marina.varlamova@total.com

Ekaterina Sazonova l +7 (916) 664-14-13 l totalvostok@hintpr.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.